File No. 812-14158

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 AND RESTATEMENT OF

APPLICATION FOR AN AMENDED ORDER OF EXEMPTION PURSUANT

TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS

OF SECTIONS 2(a)(32) AND 27(i)(2)(A) OF THE 1940 ACT

AND RULE 22c-1 THEREUNDER

MINNESOTA LIFE INSURANCE COMPANY

VARIABLE ANNUITY ACCOUNT

AND

SECURIAN FINANCIAL SERVICES, INC.

400 Robert Street North

St. Paul, Minnesota 55101

Please send all communications, notice and order to:

Daniel P. Preiner, Counsel

Minnesota Life Insurance Company

400 Robert Street North

St. Paul, Minnesota 55101

As filed with the Securities and Exchange Commission on August 9, 2013

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of	)
)
MINNESOTA LIFE INSURANCE COMPANY	)
	)	AMENDMENT NO. 1 AND
	)	RESTATEMENT OF
VARIABLE ANNUITY ACCOUNT	)	APPLICATION FOR AN
	)	AMENDED ORDER OF
	)	EXEMPTION PURSUANT TO
	)	SECTION 6(c) OF THE
AND	)	INVESTMENT
	)	COMPANY ACT OF 1940
SECURIAN FINANCIAL SERVICES, INC.	)	FROM SECTIONS 2(a)(32)
	)	AND 27(i)(2)(A) OF THE 1940
	)	ACT AND RULE 22c-1
	)	THEREUNDER
)
)
Investment Company Act of 1940)
)
(File No. 812-14158))
)

I.	INTRODUCTION

This Amendment No. 1 and Restatement of Application (“Application”) is filed by Minnesota Life Insurance Company (“Minnesota Life”) and its separate account, Variable Annuity Account (the “Separate Account”), and Securian Financial Services, Inc. (“SFS”) (Minnesota Life, the Separate Account and SFS are collectively referred to as “Applicants”). Applicants hereby request the Securities and Exchange Commission (the “Commission”) to issue an order amending an existing order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from the provisions of Sections 2(a)(32)

and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, to the extent necessary to permit Applicants to recapture certain bonuses (“Credit Enhancements”) applied to cumulative net purchase payments that reach certain aggregate amounts in accordance with the formula described below made under (i) new series (e.g., B Series and L Series) of new deferred variable annuity contracts, including data pages, riders and endorsements as described below (the “New Contracts”) and (ii) any deferred variable annuity contracts, including data pages, riders and endorsements, substantially similar in all material respects to the New Contracts that Minnesota Life may issue in the future (“Future Contracts”) (New Contracts and Future Contracts referred to collectively as the “Contracts”). Applicants request that the relief under the order extend to any other separate accounts of Minnesota Life and their successors in interest1 that support the Contracts (“Future Accounts”) and any Financial Industry Regulatory Authority (“FINRA”) member broker-dealers controlling, controlled by, or under common control with any Applicant, whether existing or created in the future, that in the future, may act as principal underwriter for the Contracts (“Future Underwriters”).

Applicants intend to recapture Credit Enhancements previously applied to purchase payments under the New Contracts:

(i)	in the event a contract owner exercises his or her right to cancellation/ “free look” under the New Contract;

[1]	Successors in interest is defined as any entity or entities that result from a reorganization into another jurisdiction, a merger, a change in control or a change in the type of business organization.

(ii)	if the Credit Enhancements were added to the contract within 12 months prior to the date any amounts are paid out as a death benefit; and

(iii)	if the Credit Enhancements were added to the contract within 12 months prior to the date of annuitization or partial annuitization of the contract.

II.	STATEMENT OF FACTS

A.	Previous Exemptive Relief

In Investment Company Act Release Nos. 28321 (Jun. 26, 2008) (notice) and 28334 (Jul. 22, 2008) (order), the Commission issued an order granting exemptions (the “2008 Order”) that permits, under certain circumstances, the recapture of certain Credit Enhancements applied to purchase payments made in consideration of certain deferred variable annuity contracts that Minnesota Life issues through the Separate Account, as well as contracts that Minnesota Life may in the future issue through the Separate Account or any future separate account, as described in the 2008 Order.

The 2008 Order amended a prior order granting exemptions (the “2007 Order”) (the 2007 Order and 2008 Order referred to collectively as the “Existing Orders”) that permits, under certain circumstances, the recapture of certain Credit Enhancements applied to purchase payments made in consideration of certain deferred variable annuity contracts that Minnesota Life issues through the Separate Account, as well as contracts that Minnesota Life may in the future issue through the Separate Account or any future separate account, as described in the 2007 Order. See Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (notice) and 27979 (Sept. 25, 2007) (order). Applicants wish to leave the 2007 Order and 2008 Order intact, thus allowing them to continue to recapture Credit Enhancements under the contracts described in those orders (collectively, the “Prior Contracts”).

The Existing Orders encompassed relief for future contracts substantially similar in all material respects to the Prior Contracts. Applicants assert that the New Contracts differ from the Prior Contracts contemplated by the 2008 Order in the following respects: (1) the contract charges are slightly higher (in some series) and slightly lower (in other series) in the New Contracts; (2) the schedule of deferred sales charge is shorter in the L Series of the New Contracts; (3) the New Contracts offer different optional death benefit riders; (4) the New Contracts offer different optional guaranteed lifetime withdrawal benefit riders; and (5) the New Contracts do not offer the same fixed-interest allocation options. Although the Credit Enhancement and recapture in the New Contracts will be administered in a manner that is substantially similar in all material respects as the Prior Contracts contemplated by the 2008 Order, Applicants believe the Commission may view the other contact differences as material, and thus seek an amended order as set forth in this Application.

B.	Applicants

Applicants in this Application are identical to applicants in the Existing Orders.

1.	Minnesota Life Insurance Company

Minnesota Life is a Minnesota stock life insurance company. Minnesota Life was formerly known as the Minnesota Mutual Life Insurance Company (“Minnesota Mutual”), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named “Minnesota Mutual Companies, Inc.” Minnesota Mutual continued its corporate existence following conversion to a Minnesota stock life insurance company named Minnesota Life Insurance Company. All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named “Securian Financial Group, Inc.,” which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named “Securian Holding Company.” Securian Holding Company is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc.

Minnesota Life is authorized to sell insurance and annuities in all states (except New York), and the District of Columbia. For purposes of the 1940 Act, Minnesota Life is the depositor and sponsor for the Separate Account, as those terms have been interpreted by the Commission with respect to variable annuity separate accounts. Minnesota Life also serves as depositor for several other separate accounts. Minnesota Life may establish one or more additional Future Accounts for which it will serve as depositor.

2.	The Separate Account

Minnesota Life established the Separate Account as a segregated investment account under Minnesota law on September 10, 1984. Under Minnesota law, the assets of the Separate Account attributable to the Contracts and any other variable annuity contracts through which interests in the Separate Account are issued, are owned by Minnesota Life, but are held separately from all other assets of Minnesota Life, for the benefit of the contract owners of, and the persons entitled to payment under, Contracts issued through the Separate Account. Consequently, such assets are not chargeable with liabilities arising out of any other business that Minnesota Life may conduct. Income, gains and losses, realized or unrealized, from each sub-account of the Separate Account are credited to or charged against that sub-account without regard to any other income, gains or losses of Minnesota Life. The Separate Account is a “separate account” as defined by Section 2(a)(37) of the 1940 Act and is registered with the Commission as a unit investment trust.2 A registration statement for interests in the Separate Account offered through the New Contracts has been filed with the Commission under the Securities Act of 1933, as amended, on Form N-4.3 The New Contracts are currently the only existing Contracts covered by this Application. Any Future Contracts covered by this Application will be substantially similar in all material respects to the New Contracts.

The Separate Account currently is divided into a number of sub-accounts. Each sub-account invests exclusively in shares representing an interest in a separate corresponding investment portfolio of one of several series-type, open-end management investment companies. The assets of the Separate Account support one or more varieties of variable annuity contracts, including the Prior Contracts and the New Contracts, among others. Minnesota Life may issue Future Contracts through the Separate Account. Minnesota Life also may issue Contracts through Future Accounts.

3.	Securian Financial Services, Inc.

Securian Financial Services, Inc. (“SFS”) is a wholly-owned subsidiary of Securian Financial Group, Inc., which is in turn a wholly-owned subsidiary of Securian Holding Company, which is a wholly-owned subsidiary of Minnesota Mutual Companies, Inc. SFS serves as the principal underwriter of Minnesota Life separate

[2]	File No. 811-4294. Pursuant to Rule 0-4 under the 1940 Act, Applicants incorporate by reference this file and all files described herein to the extent necessary to support and supplement the descriptions and representations set forth in this Application.
[3]

File No. 333-189593. Pursuant to Rule 0-4 under the 1940 Act, Applicants incorporate by reference this file and all files described herein to the extent necessary to support and supplement the descriptions and representations set forth in this Application.

accounts registered as unit investment trusts under the 1940 Act, including the Separate Account, and is a distributor of variable life insurance policies and variable annuity contracts issued through such separate accounts. SFS is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA.

SFS may act as principal underwriter for Future Accounts of Minnesota Life and as distributor for Future Contracts. Future Underwriters also may act as principal underwriter for Future Accounts and as distributor for any of the Contracts.

C.	The New Contracts

1.	General

The New Contracts differ from the Prior Contracts in multiple respects, notably: they have a different surrender charge schedule and contract expenses, offer different optional death benefit and optional living benefit riders, and have different fixed-interest allocation options. As discussed more fully below, Credit Enhancements under the New Contracts are applied when cumulative net purchase payments reach certain aggregate levels. These levels are the same as the Prior Contracts described in the 2008 Order.

Similar to the Prior Contracts, the New Contracts are deferred combination variable and fixed annuity contracts that Minnesota Life may issue to individuals on a “non-qualified” basis or in connection with certain types of retirement plans that receive favorable federal income tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). The New Contracts also make available a number of sub-accounts of the Separate Account to which a contract owner may allocate net purchase payments and associated Credit Enhancement(s), as described below.

A contract owner’s initial purchase payment must be at least $10,000 (unless a lower qualified plan limitation applies). Thereafter, a contract owner may choose the amount and frequency of purchase payments, except that the minimum subsequent purchase payment is $500 ($100 for automatic payment plans).

A contract owner may make transfers of contract value4 among and between the sub-account options at any time. Applicants have reserved the right to impose a $10 charge for each transfer when transfer requests exceed 12 in a single contract year, but are not currently imposing the charge.

The New Contracts offer a contract owner a variety of annuity payment options. The contract owner may annuitize at any time. If a deferred sales charge (“DSC”) would otherwise apply to New Contract withdrawals at the time of annuitization, the DSC will be waived for amounts applied to provide annuity payments. In the event of a contract owner’s (or the annuitant’s, if any contract owner is not an individual) death prior to annuitization, the beneficiary may elect to receive the death benefit in the form of one of several annuity payment options instead of a lump sum.

2.	Deductions and Charges

Minnesota Life may deduct a premium tax charge from purchase payments in certain states, but otherwise deducts a charge for premium taxes upon

[4]	Contract value is the sum of a contract owner’s values in the guaranteed interest options and sub-accounts of the Separate Account on any valuation date before the annuity commencement date.

annuitization of the New Contract, depending upon the jurisdiction. The New Contracts provide for an annual administrative charge of $50 that Minnesota Life deducts from the New Contract’s accumulation value on each contract anniversary and upon a full surrender of a New Contract if the greater of: (a) contract value; or, (b) purchase payments less withdrawals, is less than $50,000. For the B Series of the New Contracts, a daily mortality and expense risk charge for the base New Contract is deducted from the assets of the Separate Account at an annual rate equal to 1.15% of average account value, which is lower than the Prior Contracts contemplated by the 2008 Order. For the L Series of the New Contracts, a daily mortality and expense risk charge for the base New Contract is deducted from the assets of the Separate Account at an annual rate equal to 1.55% of average account value, which is higher than the Prior Contracts contemplated by the 2008 Order. For each series of the New Contracts, a daily administrative charge for the base New Contract is deducted from the assets of the Separate Account at an annual rate equal to 0.15% of average account value. The New Contracts have a DSC which is applicable on surrender and withdrawal of accumulation values as described more fully below. Credit Enhancements are not recaptured upon surrender or withdrawal. A charge may also be assessed depending on the type of optional benefit elected, if any, as also described below.

3.	Deferred Sales Charge

Minnesota Life does not deduct front-end sales load from purchase payments before allocating them to a contract owner’s contract value. If a contract owner withdraws contract value, Minnesota Life may deduct a DSC equal to a percentage of each purchase payment surrendered or withdrawn. The DSC is separately calculated and applied to each purchase payment at any time that the purchase payment (or part of the purchase payment) is surrendered or withdrawn. The amount of the DSC depends on how long a contract owner’s purchase payment has been held under the New Contract. The DSC applicable to each purchase payment diminishes to zero over time as the purchase payment remains in the New Contract. As described below the DSC does not apply in any circumstances under which Credit Enhancements will be recaptured.

The New Contracts offer a standard DSC schedule as follows:

Contract Years Since Payment	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8 +
B Series Deferred Sales Charge	8.0%	8.0%	7.0%	6.0%	6.0%	5.0%	4.0%	3.0%	0%
L Series Deferred Sales Charge	8.0%	8.0%	7.0%	6.0%	0%	0%	0%	0%	0%

The DSC does not apply to:

•	The annual free withdrawal amount (as discussed below).

•	Amounts withdrawn to pay the annual maintenance fee, or any periodic charges for optional riders.

•	Any amount attributable to recaptured Credit Enhancements.

•	Amounts payable as a death benefit upon the death of the contract owner or the annuitant.

•	Amounts applied to provide annuity payments under an annuity option.

•	Amounts withdrawn because of an excess contribution to a tax-qualified contract (including, for example, IRAs).

•	The difference between any required minimum distribution due (according to Internal Revenue Service rules) on the New Contract and any annual free withdrawal amount allowed.

•	A surrender or withdrawal requested any time after the first contract anniversary and if a contract owner meets the requirements of a qualifying confinement in a hospital or medical care facility.

•	A surrender or withdrawal requested any time after the first contract anniversary and in the event that a contract owner is diagnosed with a terminal condition as described in the New Contract.

•	Withdrawals in a contract year if less than or equal to the Guaranteed Annual Income (“GAI”) if a guaranteed lifetime withdrawal benefit option is elected.

The amount withdrawn plus any DSC is deducted from the contract value. The amount of the DSC is determined from the percentages shown in the table above. For purposes of determining the amount of DSC, withdrawal amounts will be allocated to contract gain up to the free withdrawal amount, and then to purchase payments on a first-in, first-out, basis. The amount of the DSC is determined by: (a) calculating the number of years each purchase payment being withdrawn has been in the New Contract; (b) multiplying each purchase payment being withdrawn by the appropriate DSC percentage from the table; and (c) adding the DSC from all purchase payments calculated in (b). Unless otherwise instructed, the DSC will be deducted pro rata from all sub-accounts. The New Contract permits a contract owner to withdraw from his or her contract certain “free amounts” on an annual basis without imposition of the DSC. The annual free withdrawal amount shall be equal to 10% of purchase payments not previously withdrawn and received by Minnesota Life during the current contract year plus the greater of: (i) contract value less purchase payments not previously withdrawn as of the most recent contract anniversary; or (ii) 10% of the sum of purchase payments not previously withdrawn and still subject to the DSC, as of the most recent contract anniversary. The free withdrawal amount does not apply when a New Contract is surrendered.

4.	Optional Living Benefits

Subject to state availability, a contract owner may elect to purchase an optional living benefit rider. There are currently eight different Guaranteed Lifetime Withdrawal Benefit optional riders available (the “GLWB Riders”), however, a contract owner may only elect a single living benefit on a New Contract.

Each GLWB Rider guarantees that a certain amount may be withdrawn annually regardless of market performance and even if the contract value reaches zero. Each GLWB Rider guarantees the withdrawal amount for the lifetime of a “designated life” or two “designated lives” (each as described in the applicable GLWB Rider) depending on the rider. Each GLWB Rider is subject to conditions and limitations. Specifics such as the withdrawal percentages and conditions, the “step up” provisions that allow certain market gains be captured, if any, and spousal continuation features vary with the GLWB Rider elected. Each of the GLWB Riders will be calculated as fully described in the rider and in accordance with the prospectus. In the future, Minnesota Life may offer other living benefit riders as options under the Contracts.

Minnesota Life will deduct a maximum annual charge ranging from 0.25% to 2.25% (current charges range from 0.45% to 1.50%) of the greater of the contract value or benefit base (as described in the applicable GLWB Rider) depending on which GLWB Rider is elected. One quarter of the GLWB Rider charge will be taken three months after the GLWB Rider effective date and at the end of every three months thereafter. The charge does not apply after annuitization.

The election of a GLWB Rider does not impact the amount of DSC at the time of Contract surrender or the amount of Credit Enhancement recaptured. However, because the DSC is waived for a withdrawal in the amount of the GAI when a contract owner elects a GLWB Rider, electing the GLWB Rider can have the effect of reducing the DSC in that limited circumstance, as contrasted with a contract owner who would not have elected the GLWB Rider.

5.	Death Benefits

If a contract owner dies before the annuity start date, the New Contract provides for a death benefit payable to a beneficiary computed as of the date Minnesota Life receives written notice and due proof of death. The base New Contracts’ death benefit, which applies unless an optional death benefit rider has been elected, is a payment to the beneficiary of the greater of (a) the contract value, and (b) the total amount of purchase payments, adjusted on a pro rata basis for partial withdrawals; less total Credit Enhancements applied within 12 months prior to death. The charge associated with the base New Contract death benefit is built into the mortality and expense risk charge for the New Contract.

The contract owner may be offered optional death benefit riders that can change the death benefit paid to the beneficiary. These optional riders are: the Highest Anniversary Value II Death Benefit, the Premier II Death Benefit, the Estate Enhancement Benefit II, and the MyPath Highest Anniversary Death Benefit (Single and Joint), which is only available with certain living benefit riders. Each of the optional death benefit riders will be calculated as fully described in the rider and in accordance with the prospectus. In the future, Minnesota Life may offer other optional death benefit riders as options under the Contracts.

For the Highest Anniversary Value II Death Benefit, the Premier II Death Benefit, and the MyPath Highest Anniversary Death Benefit, Minnesota Life will deduct a maximum annual charge ranging from 0.30% to 1.00% of the death benefit amount, depending on which optional death benefit option is elected, if any. One quarter of the optional death benefit charge will be taken three months after the optional death benefit rider effective date and at the end of every three months thereafter. The charge does not apply after annuitization.

For the Estate Enhancement Benefit II, Minnesota Life will deduct a daily charge from the assets of the Separate Account at a maximum annual charge ranging from 0.25% to 0.40% of average account value. The charge will also be applied as a reduction to the interest rate for any portion of the contract value allocated to a guaranteed interest option. The charge does not apply after annuitization.

6.	Annuity Options

The Contract provides three standard annuity options: a life annuity, a life annuity with a period certain, or a joint and last survivor annuity. Minnesota Life may make other options available on request. A contract owner may choose to annuitize his/her entire contract or only a portion of the contract value. If he/she elects to annuitize only a portion of contract value, the contract value will be reduced by the amount elected to annuitize. Annuity payments may be elected at any time.

7.	Credit Enhancement and Recapture under the New Contracts

Minnesota Life will credit the contract value allocated to the sub-accounts and the fixed-interest accounts with a Credit Enhancement when total cumulative net purchase payments reach the aggregate levels set forth in the following table:

Cumulative Net Purchase Payments	Credit Enhancement Percentage
$250,000 - $499,999.99	0.25%
$500,000 - $749,999.99	0.50%
$750,000 - $999,999.99	0.75%
$1,000,000 or more	1.00%

The term “cumulative net purchase payments” means the total of all purchase payments applied to the contract less any amounts previously withdrawn from contract value. Similar to the Prior Contracts contemplated by the 2008 Order, the amount of the Credit Enhancement to be credited will be calculated as follows:

(a)	cumulative net purchase payments; multiplied by

(b)	the applicable Credit Enhancement percentage from the table above; minus

(c)	any Credit Enhancements previously applied to contract value.

For example, an original purchase payment equal to $251,000 is made to the Contract; Minnesota Life applies a Credit Enhancement equal to 0.25% of purchase payments ($627.50) to the Contract. Subsequently, the contract owner requests a withdrawal from contract value of $35,000 including applicable deferred sales charge. Cumulative net purchase payments are now equal to $251,000 - $35,000 = $216,000. An additional purchase payment of $300,000 is later added to the Contract, making cumulative net purchase payments equal to $216,000 + $300,000 = $516,000. Applying the formula: $516,000 x 0.5% = $2,580 less $627.50 results in a Credit Enhancement added equal to $1,952.50.

The Credit Enhancement amount is treated as earnings for purposes of federal taxes under the Contract. The Credit Enhancement amount is also treated as earnings, not purchase payments, for purposes of calculating benefits under the Contracts and optional death benefit and living benefit riders. If a benefit value is equal to the amount of purchase payments, the Credit Enhancements would not increase those benefit values because they are not treated as purchase payments. If, however, a benefit calculation uses the contract value, the current value of the Credit Enhancements will be reflected in the contract value.

Minnesota Life will allocate the Credit Enhancement for the applicable purchase payment among the sub-accounts and fixed-interest accounts the contract owner selects in accordance with a contract owner’s current purchase payment allocation instructions. Minnesota Life applies the Credit Enhancement to a contract owner’s contract value either by “purchasing” accumulation units of an appropriate sub-account or adding to the contract owner’s fixed-interest allocation option values. As disclosed in the prospectus for the New Contracts, Minnesota Life reserves the right to increase or decrease the amount of the Credit Enhancement or discontinue the Credit Enhancement in the future. In such case, Minnesota Life would seek any additional exemptive relief to the extent required.

Minnesota Life will automatically apply the Credit Enhancement when total cumulative net purchase payments reach the aggregate amounts set forth in the table above; the contract owner does not need to elect the Credit Enhancement. Credit Enhancements vest immediately with the contract owner, subject to the circumstances described below where Minnesota Life intends to recapture the Credit Enhancements. The Credit Enhancement feature of the contract may not be available in all states.

As requested by this Application, Minnesota Life intends to recapture or retain the Credit Enhancements only in the following circumstances:

(1)	Minnesota Life recaptures or retains 100% of the Credit Enhancements in the event that the contract owner exercises his or her cancellation right during the “free look” period.[5]

(2)	Minnesota Life recaptures all of the Credit Enhancements added to the Contract within 12 months prior to the date any amounts are paid out as a death benefit. Any Credit Enhancement added to the Contract more than 12 months prior to the date any amount is paid out as a death benefit would not be recaptured.

(3)	Minnesota Life will recapture all of the Credit Enhancements added to the Contract within 12 months prior to the annuitization date of the Contract. Any Credit Enhancement added to the Contract more than 12 months prior to the date of annuitization would not be recaptured. (If only a partial annuitization were elected, a pro rata portion of the Credit Enhancements added to the Contract within 12 months of the annuitization date would be recaptured. So for example, if half the contract value were annuitized, half of the Credit Enhancements added within 12 months of the date of the annuitization would be recaptured.)

Below is an example of each of the above-described scenarios:

Example #1 – Recapture of Credit Enhancement due to Right of Cancellation or “Free Look”

[5]	The right to cancellation period is generally 20-30 days after receiving the contract, but may be longer as required by state law.

In the event the contract is cancelled and returned during the free look period, we will refund the current contract value (or purchase payments, as may be required by state law) less any credit enhancements applied to the contract. The contract owner bears the investment risk for the purchase payment(s) and Credit Enhancements(s) during this period. For example:

Purchase Payment = $500,000

Credit Enhancement = $2,500 (.50% x 500,000)

Contract Value at Issue = $502,500

Assume the contract value on the valuation date has decreased to $501,000 due to poor underlying fund performance. The amount refunded as a result of the free look cancellation is $498,500 ($501,000 - $2,500).

Example #2 – Recapture of Credit Enhancement due to Death Benefit

The death benefit will be calculated according to the death benefit option elected at the time of contract issue. Any death benefit paid to a beneficiary will be reduced by the amount of Credit Enhancement(s) received within the last 12 months. For example:

Purchase Payment = $500,000

Credit Enhancement = $2,500 (.50% x 500,000)

Subsequent Purchase Payment fourth month following contract issue = $400,000

Additional Credit Enhancement = $4,250 (.75% x 900,000 - 2,500)

Assume a death benefit of $950,000 becomes payable 15 months after contract issue. No recapture is applied to the first Credit Enhancement because it was added to the contract more than 12 months prior. The second Credit Enhancement amount is within 12 months of the date the death benefit would be paid so recapture applies. The adjusted death benefit would be $950,000 - $4,250 = $945,750. If there are two beneficiaries, each entitled to 50% of the death benefit, they would each receive $472,875.

Example #3 – Recapture of Credit Enhancement when Amounts are applied to Provide Annuity Payments

If the entire contract value is applied to provide annuity payments, the value will be reduced by the amount of Credit Enhancement(s) received within the last 12 months. For example:

Purchase Payment = $500,000

Credit Enhancement = $2,500 (.50% x 500,000)

Subsequent Purchase Payment fourth month following contract issue = $400,000

Additional Credit Enhancement = $4,250 (.75% x 900,000 - 2,500)

If the contract value was $945,000 15 months after contract issue, the amount available to provide annuity payments prior to any applicable deduction for premium tax is $945,000 - $4,250 = $940,750. The second Credit Enhancement amount is added within 12 months of the date of annuitization so recapture applies. If only half of the contract value were to be annuitized, then only half of the Credit Enhancements added within 12 months of the date of annuitization, would be recaptured (i.e., a pro rata portion of the contract value annuitized).

In the context of death, only Credit Enhancements applied during the 12 months prior to the date any amounts are paid out as a death benefit are subject to recapture in the event of the contract owner’s death; investment gains attributable to the Credit Enhancements will not be recaptured. Similarly, in the context of annuitization, only Credit Enhancements applied during the 12 months prior to annuitization are subject to recapture in the event the New Contract is annuitized; investment gains attributable to the Credit Enhancements will not be recaptured. In the event a contract owner elects to annuitize only a portion of the Contract, a pro rata portion of the Credit Enhancements applied during the 12 months prior to annuitization are subject to recapture.

The dollar amount of the Credit Enhancement recaptured will never exceed the dollar amount of the Credit Enhancement added to the Contract. Thus, since Minnesota Life does not recapture the investment gain/loss attributable to the Credit Enhancement, only the dollar amount of the Credit Enhancement added to the Contract is recaptured in the circumstances described.

With regard to variable contract value, several consequences flow from the foregoing. First, increases in the value of accumulation units representing Credit Enhancements accrue to the contract owner immediately. The initial value of such units belongs to the contract owner except in the limited circumstances of recapture. Second, decreases in the value of accumulation units representing Credit Enhancements do not diminish the dollar amount of contract value subject to recapture. Therefore, additional accumulation units must become subject to recapture as their value decreases. Stated differently, the proportionate share of any contract owner’s variable contract value (or the contract owner’s interest in the Separate Account) that Minnesota Life needs to “recapture” to avoid anti-selection increases as variable contract value (or the contract owner’s interest in the Separate Account) decreases. This has the potential to dilute somewhat the contract owner’s interest in his/her Contract as compared to other contract owners who do not trigger the recapture provisions. Anti-selection in the context of this Application is discussed more fully below.

Finally, because it is not administratively feasible to track the Credit Enhancements in the Separate Account which may still be subject to recapture, Minnesota Life deducts the daily mortality and expense risk charge from the entire net asset value of the Separate Account. As a result, the daily mortality and expense risk charge, and any optional benefit charges paid by any contract owner may be greater than that which he or she would pay without the Credit Enhancement. In other words, any asset based fees taken on a dollar amount that is subsequently recaptured, cannot be refunded to contract owners.

The relief sought in this Application is intended to permit Minnesota Life with respect to the New Contract to: (i) deduct any Credit Enhancements from amounts returned after a contract owner exercises his or her right to cancel the contract during the free-look period; (ii) deduct from any death benefit the amount of any Credit

Enhancements applied during the 12 months prior to the date any amounts are paid out as a death benefit; and (iii) deduct from any annuitization benefit the amount of any Credit Enhancements applied during the 12 months prior to the date of annuitization or partial annuitization. The requested relief also would apply to any Future Contract funded by the Separate Account or Future Accounts, provided that such Future Contract is substantially similar in all material respects as the New Contract.

III.	ANALYSIS IN SUPPORT OF REQUEST FOR EXEMPTIONS

A.	Introduction

Applicants hereby request that the Commission pursuant to Section 6(c) of the 1940 Act, grant the exemptions set forth below to permit Applicants to recapture Credit Enhancements previously applied to purchase payments under the New Contracts: (1) in the event a contract owner exercises his or her right to cancellation / “free look” under the New Contract; (2) if the Credit Enhancements were added to the Contract within 12 months prior to the date any amounts are paid out as a death benefit; and (3) if the Credit Enhancements were added to the Contract within 12 months prior to the date of annuitization or partial annuitization of the Contract. The requested relief also would apply to any Future Contract funded by the Separate Account or Future Accounts, provided such Future Contract is substantially similar in all material respects to the New Contract.

The order requested herein, for relief to recapture Credit Enhancement applied to contract value under the New Contract, is substantially similar to the relief the Commission has granted to other insurance companies to recapture bonus credits applied to contract value.6 Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Applicable Law

1.	Section 6(c)

Section 6(c) of the 1940 Act authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from the provisions of the 1940 Act and the rules promulgated thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest

[6]	See Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29621 (Mar. 31, 2011) (notice) and 29658 (April 25, 2011) (order); Nationwide Life Insurance Company, et al., Investment Company Act Release Nos. 29337 (Jul. 2, 2010) (notice) and 29369 (Jul. 27, 2010) (order); Pruco Life Insurance Company, et al., Investment Company Act Release Nos. 29302 (Jun. 18, 2010) (notice) and 29342 (Jul. 15, 2010) (order); Jackson National Life Insurance Company of New York, et al., Investment Company Act Release Nos. 29265 (May 10, 2010) (notice) and 29293 (Jun. 3, 2010) (order); Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29205 (Apr. 7, 2010) (notice) and 29262 (Apr. 30, 2010) (order); Jackson National Life Insurance Company, et al., Investment Company Act Release 28890 (Aug. 27, 2009) (notice) and 28907 (Sept. 22, 2009) (order); ING USA Annuity & Life Ins. Co., et al., Investment Company Act Release Nos. 28646 (Mar. 13, 2009) (notice) and 28687 (Apr. 3, 2009) (order); Prudential Annuities Life Assurance Corporation, et al., Investment Company Act Release Nos. 28179 (March 4, 2008) (notice) and 28233 (Apr. 1, 2008) (order); IDS Life Insurance Co., Investment Company Act Release Nos. 27478 (Sept. 8, 2006) (notice) and 27510 (Oct. 4, 2006) (order); Merrill Lynch Life Insurance Co., et al., Investment Company Act Release Nos. 27468 (Aug. 28, 2006) (notice) and 13273 (Sept. 26, 2006) (order); AXA Equitable Life Insurance Company, et al., Investment Company Act Release Nos. 27421 (July 20, 2006) (notice) and 27447 (August 18, 2006) (order); ING USA Annuity and Life Insurance Co., et al., Investment Company Act Release Nos. 27393 (June 13, 2006) (notice) and 27420 (July 10, 2006) (order); Security Benefit Life Insurance Co., Investment Company Act Release Nos. 26628 (Oct. 7, 2004) (notice), and 26648 (Nov. 2, 2004) (order); Pruco Life Insurance Co., et al., Investment Company Act Release Nos. 25999 (Apr. 9, 2003) (notice) and 26043 (May 6, 2003) (order); Nationwide Life Insurance Co., et al., Investment Company Act Release Nos. 25913 (Jan. 24, 2003) (notice) and 25938 (Feb. 20, 2003) (order); Allstate Life Insurance Co., et al., Investment Company Act Release Nos. 25792 (Nov. 4, 2002) (notice) and 25844 (Dec. 6, 2002) (order); Golden American Life Insurance Co., et al., Investment Company Act Release Nos. 24915 (March 26, 2001) (notice) and 24941 (Apr. 17, 2001) (order); PFL Life Insurance Co., et al., Investment Company Act Release Nos. 24641 (Sept. 14, 2000) (notice) and 24681 (Oct. 10, 2000) (order); Aetna Life Insurance Co, et al., Investment Company Act Release Nos. 24204 (Dec. 16, 1999) (notice) and 24236 (Jan. 11, 2000) (order); American Skandia Life Assurance Corp., et al., Investment Company Act Release Nos. 21729 (Feb. 5, 1996) (notice) and 21804 (Mar. 5, 1996) (order).

and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	Section 27(i)(2)(A)

Subsection (i) of Section 27 provides that Section 27 does not apply to any registered separate account supporting variable annuity contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of subsection (i). Paragraph (2) provides that it shall be unlawful for a registered separate account or sponsoring insurance company to sell a variable annuity contract supported by the separate account unless the “…contract is a redeemable security; and…the insurance company complies with Section 26(f)…”

3.	Section 2(a)(32)

Section 2(a)(32) defines a “redeemable security” as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

4.	Rule 22c-1

Rule 22c-1 imposes requirements with respect to both the amount payable on redemption of a redeemable security and the time as of which such amount is calculated. In pertinent part, Rule 22c-1 prohibits a registered investment company issuing any redeemable security, a person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security from selling, redeeming or repurchasing any such security, except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

C.	Legal Analysis

1.	Redeemability of a Contract Owner’s Interest in the Separate Account

To the extent that the recapture of the Credit Enhancement arguably could be seen as a discount from the net asset value, or arguably could be viewed as resulting in the payment to a contract owner of less than the proportional share of the issuer’s net assets, in violation of Sections 2(a)(32) or 27(i)(2)(A) of the 1940 Act, and Rule 22c-1 thereunder, the Credit Enhancement recapture would then trigger the need for relief absent some exemption from the 1940 Act. Rule 6c-8 provides, in relevant part, that a registered separate account, and any depositor of such account, shall be exempt from Sections 2(a)(32), 27(c)(1), 27(c)(2) and 27(d) of the 1940 Act and Rule 22c-1 thereunder to the extent necessary to permit them to impose a deferred sales load on any variable annuity contract participating in such account. However, the Credit Enhancement recapture is not a sales load. Rather, it is a recapture of a Credit Enhancement previously applied to a contract owner’s purchase payments. Minnesota Life provides the Credit Enhancement from its general account on a guaranteed basis. The Contracts are designed to be long-term investment vehicles. In undertaking this financial obligation, Minnesota Life contemplates that a contract owner will retain a Contract over an extended period, consistent with the long-term nature of the Contracts. Minnesota Life designed the

Contract so that it would recover its costs (including the Credit Enhancements) over an anticipated duration while a Contract is in force. If a contract owner withdraws his or her money during the free look period, if a death benefit is owed shortly after Credit Enhancements are applied, or if the Contract is annuitized before this anticipated period, Minnesota Life must recapture the Credit Enhancement subject to recapture in order to avoid a loss.

Applicants submit that the proposed recapture of the Credit Enhancement would not violate Sections 2(a)(32) or 27(i)(2)(A) of the 1940 Act or Rule 22c-1 thereunder and that the relief requested is consistent with the exemptive relief under other Commission precedent.7 Applicants submit that a contract owner’s interest in the Credit Enhancements does not vest until the expiration of the free look period and the expiration of the 12-month period following the application of a Credit Enhancement to the contract owner’s Contract; until such time, Minnesota Life generally retains the right to and interest in each contract owner’s contract value representing the dollar amount of any unvested Credit Enhancement amounts. Minnesota Life would grant Credit Enhancements out of its general account assets. Therefore, if Minnesota Life recaptures any Credit Enhancements or part of a Credit Enhancement in the circumstances described above, it would merely be retrieving its own assets. To the extent that Minnesota Life may grant and recapture Credit Enhancements in connection with variable contract value, it would not, at either time, deprive any contract owner of his or her then proportionate share of the Separate Account’s assets because his or her interest in the Credit

[7]	See Section III.C.4.-Precedent.

Enhancement has not vested. Applicants further submit that the operation of the proposed Credit Enhancements would not violate Section 2(a)(32) or 27(i)(2)(A) of the 1940 Act because the recapture of Credit Enhancements would not, at any time, deprive a contract owner of his or her proportionate share of the current net assets of the Separate Account. Section 2(a)(32) defines a redeemable security as one “under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net asset value.” Taken together, these two sections of the 1940 Act do not require that the holder receive the exact proportionate share that his or her security represented at a prior time. Therefore, the fact that the proposed Credit Enhancement provisions have a dynamic element that may cause the relative ownership positions of Minnesota Life and a contract owner to shift due to Separate Account performance would not cause the provisions to conflict with Sections 2(a)(32) or 27(i)(2)(A). Nonetheless, in order to avoid any uncertainty as to full compliance with the 1940 Act, Applicants seek exemptions from these two sections.

2.	Dilution of a Contract Owner’s Interest in the Separate Account

Minnesota Life’s granting of Credit Enhancements would have the result of increasing a contract owner’s contract value in a way that arguably could be viewed as the purchase of an interest in the Separate Account at a price below the current net asset value. Similarly, Minnesota Life’s recapture of any Credit Enhancements arguably could be viewed as the redemption of such an interest at a price above the current net asset value. If such is the case, then the Credit Enhancements arguably could viewed as conflicting with Rule 22c-1. Applicants contend that these are not correct interpretations or applications of these statutory and regulatory provisions. Applicants also contend that the Credit Enhancements do not violate Rule 22c-1.

Rule 22c-1 was intended to eliminate or reduce, as far as was reasonably practicable: (1) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or their redemption at a price above net asset value; or (2) other unfair results, including speculative trading practices.8 Applicants submit that the industry and regulatory concerns prompting the adoption of Rule 22c-1 were primarily the result of backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined as of the close of the market on the previous day. Backward pricing permitted certain investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, thereby diluting the values of outstanding shares.

The Credit Enhancements do not give rise to either of the two concerns that Rule 22c-1 was designed to address. First, the proposed Credit Enhancements pose no such threat of dilution. A contract owner’s interest in his or her contract value or in the Separate Account would always be offered at a price based on the net asset value next calculated after receipt of the request. The granting of a Credit Enhancement does not reflect a reduction of that price. Instead, Minnesota Life would purchase with its general account assets, on behalf of the contract owner, an interest in the Separate Account equal to the Credit Enhancement. Because the Credit Enhancement will be paid out of the

[8]	Investment Company Act Release No. 5519 (Oct. 16, 1968) (release adopting Rule 22c-1).

general account assets, not the Separate Account assets, no dilution will occur as a result of the Credit Enhancement. Recaptures of Credit Enhancements result in a redemption of Minnesota Life’s interest in a contract owner’s contract value or in the Separate Account at a price determined based on the Separate Account’s current net asset value and not at an inflated price. Moreover, the amount recaptured will never exceed the amount that Minnesota Life paid from its general account for the Credit Enhancement. Similarly, although a contract owner is entitled to retain any investment gains attributable to the Credit Enhancement, the amount of such gains would always be computed at a price determined based on net asset value.

Second, Applicants submit that speculative trading practices calculated to take advantage of backward pricing will not occur as a result of Minnesota Life’s recapture of the Credit Enhancement. Variable annuities are designed for long-term investment, and by their nature, do not lend themselves to the kind of speculative short-term trading that Rule 22c-1 was designed to prevent. More importantly, the Credit Enhancement recapture simply does not create the opportunity for speculative trading.

Rule 22c-1 should have no application to the Credit Enhancement available, as neither of the harms that Rule 22c-1 was intended to address arise in connection with the proposed Credit Enhancement. Nonetheless, in order to avoid any uncertainty as to full compliance with the 1940 Act, Applicants request an exemption from the provisions of Rule 22c-1.

3.	Equitable Grounds for Exemption

Applicants submit that the Commission should grant the exemptions requested in this Application even if the Credit Enhancements described herein arguably conflict with Sections 2(a)(32) or 27(i)(2)(A) of the 1940 Act or Rule 22c-1 thereunder.9 The Credit Enhancement is generally very favorable and beneficial to a contract owner. Contract owners invest not only their purchase payments but also any Credit Enhancements and receive any positive investment experience from these bonus amounts. Applicants assert that the Credit Enhancements in the New Contracts are designed to recognize the efficiencies associated with using and administering contracts with higher aggregate purchase payments, and therefore are attractive to, and in the best interest of, certain purchasers.

The recapture tempers this benefit somewhat, but unless: (1) the contract owner exercises his or her right to cancel the contract during the “free look” period, or (2) Minnesota Life applies Credit Enhancements and pays a death benefit during the same 12-month period, or (3) Minnesota Life applies Credit Enhancements and a contract owner annuitizes during the same 12-month period, the contract owner retains the ability to avoid the Credit Enhancement recapture in the circumstances described herein. While there would be a small downside in a declining market where the contract owner bears the downside risk of incurring losses attributable to the Credit Enhancements applied, it is the converse of the benefits a contract owner would receive on the Credit Enhancement

[9]	Applicants do not agree or concede that the proposed recapture would violate any provision of the 1940 Act or the rules thereunder.

amounts in a rising market because earnings on the Credit Enhancement amount vest with him or her immediately. As any earnings on Credit Enhancements applied would not be subject to recapture and thus would be immediately available to a contract owner over time this would increase the contract owner’s share of contract value in the Separate Account more than it would have increased without the Credit Enhancements. Likewise, any losses on Credit Enhancements would also not be subject to recapture and over time would decrease the contract owner’s share of contract value in the Separate Account by more than it would have decreased had the Credit Enhancements never been applied. The Credit Enhancement recapture does not diminish the overall value of the Credit Enhancement.

The Credit Enhancement recapture provision is necessary for Minnesota Life to offer the Credit Enhancement and prevent anti-selection – the risk that a contract owner would make significant purchase payments into the Contract solely to receive a quick profit from the Credit Enhancements and then withdraw his or her money. It would be unfair to Minnesota Life to permit a contract owner to keep his or her Credit Enhancement upon his or her exercise of the Contract’s “free look” provision. Because no DSC applies to the exercise of the “free look” provision, individuals could purchase the contract with no intention of keeping it, and the contract owner could obtain a quick profit in the amount of the Credit Enhancement at Minnesota Life’s expense by exercising that right in just a short period of time. It would also be unfair to Minnesota Life to permit a contract owner to keep his or her Credit Enhancements paid shortly before death benefits are paid or the contract is annuitized. Rather than spreading purchase payments over a number of years, a contract owner could knowingly make very large payments shortly before death, or annuitization, to obtain a quick profit in the amount of the Credit Enhancement thereby leaving Minnesota Life less time to recover the cost of the Credit Enhancement, to its financial detriment. Because no additional DSC applies upon payment of a death benefit, a death shortly after the award of Credit Enhancements would afford a contract owner or a beneficiary a similar profit at Minnesota Life’s expense. Finally, because no additional DSC applies on annuitization, if a contract owner annuitizes his or her contract shortly after the award of the Credit Enhancement, such event would afford a contract owner a similar profit at Minnesota Life’s expense.

In the event of such profits to a contract owner or beneficiary as described above, Minnesota Life could not recover the cost of granting the Credit Enhancements. This is because Minnesota Life intends to recoup the costs of providing the Credit Enhancement through the charges under the Contract, particularly the daily mortality and expense risk charge and through efficiencies associated with administering contracts with higher aggregate purchase payments. If the profits described above are permitted, a contract owner could take advantage of them, reducing the base from which the daily charges are deducted and greatly increasing the amount, and cost, of Credit Enhancements that Minnesota Life must provide. Therefore, the recapture provisions are a price of offering the Credit Enhancements. Minnesota Life simply cannot offer the proposed Credit Enhancements without the ability to recapture those Credit Enhancements in the limited circumstances described herein.

4.	Precedent

The Commission has previously granted similar exemptive relief to permit issuance of variable annuity contracts providing for the recapture of bonus credit amounts. Applicants note that the recapture of the Credit Enhancements under the New Contract will be administered in a manner that is substantially similar in all material respects as the recapture of the Credit Enhancements under the Prior Contracts contemplated in the 2008 Order. In addition, Applicants note that the recapture provisions with respect to the Credit Enhancements under the New Contracts are similarly consistent with provisions permitting recapture of bonus credited during the free look and within 12 months of death;10 recapture of bonus credited during the free look, within 24 months to annuitization, and within 12 months of death;11 recapture of bonus credited during the free look period or within six months of death;12 and

[10]

ING USA Annuity & Life Ins. Co., et al., Investment Company Act Release Nos. 28646 (Mar. 13, 2009) (notice) and 28687 (Apr. 3, 2009) (order); Prudential Annuities Life Assurance Corporation, et al., Investment Company Act Release Nos. 28179 (March 4, 2008) (notice) and 28233 (Apr. 1, 2008) (order); IDS Life Insurance Co., Investment Company Act Release Nos. 27478 (Sept. 8, 2006) (notice) and 27510 (Oct. 4, 2006) (order); Security Benefit Life Insurance Co., Investment Company Act Release Nos. 26628 (Oct. 7, 2004) (notice), and 26648 (Nov. 2, 2004) (order); Pruco Life Insurance Co., et al., Investment Company Act Release Nos. 25999 (Apr. 9, 2003) (notice) and 26043 (May 6, 2003) (order).

[11]	Aetna Life Insurance Co, et al., Investment Company Act Release Nos. 24204 (Dec. 16, 1999) (notice) and 24236 (Jan. 11, 2000) (order).
[12]	Merrill Lynch Life Insurance Co., et al., Investment Company Act Release Nos. 27468 (Aug. 28, 2006) (notice) and 13273 (Sept. 26, 2006) (order).

recapture during the free-look, within 12 months of death benefit payment, annuitization within one year of applying a bonus credit.13

5.	Class Relief

Applicants state that the Commission’s authority under Section 6(c) of the 1940 Act to grant exemptions from various provisions of the 1940 Act and rules thereunder is broad enough to permit orders of exemption that cover classes of unidentified persons. Applicants request an order of the Commission that would exempt them, Minnesota Life’s successors in interest, Future Accounts and Future Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder with respect to the Contracts. The exemption of these classes of persons is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act because all of the potential members of the class could obtain the foregoing exemptions for themselves on the same basis as Applicants, but only at a cost to each of them that is not justified by any public policy purpose. As discussed below, the requested exemptions would only extend to persons that in all material respects are the same as Applicants. The Commission has previously granted exemptions to classes of similarly

[13]	PFL Life Insurance Co., et al., Investment Company Act Release Nos. 24641 (Sept. 14, 2000) (notice) and 24681 (Oct. 10, 2000) (order).

situated persons in various contexts and in a wide variety of circumstances,14 including class exemptions for recapturing bonus-type credits under variable annuity contracts.15

Applicants represent that any Future Contracts will be substantially similar in all material respects to the New Contracts, but particularly with respect to the Credit Enhancements and recapture of Credit Enhancements and that each factual statement and

[14]

See, e.g., Prudential Retirement Insurance and Annuity Company, et al., Investment Company Act Release Nos. 28263 (May 7, 2008) (notice) and 28297 (June 6, 2008) (order) (approving terms of exchange offer under Section 11 for current and future separate accounts); Provident Mutual Life Insurance Co., et al., Investment Company Act Release Nos. 24620 (Aug. 24, 2000) (notice) and 24644 (Sept. 19, 2000) (order) (same); PFL Endeavor Target Account, et al., Investment Company Act Release Nos. 23241 (June 5, 1998) (notice) and 23298 (July 1, 1998) (order) (exemption from Section 12(d)(3) to permit insurer and other applicants and future separate accounts of insurer or its affiliated insurers to invest more than 5% of the net assets of a subaccount of such separate accounts in securities of issuers that derived more than 15% of their gross revenues from securities related activities); CUNA Mutual Life Insurance Co., et al., Investment Company Act Release Nos. 22763 (July 24, 1997) (notice) and 22793 (Aug. 7, 1997) (order) (enhanced mixed funding and shared funding relief for applicant insurance company and separate account as well as future affiliated and (a defined class of unknown future) unaffiliated insurance companies and their separate accounts); and Goldman, Sachs & Co., et al., Investment Company Act Release Nos. 22995 (Jan. 8, 1998) (notice) and 23018 (Feb. 2, 1998) (order) (mixed funding, enhanced mixed funding and shared funding relief for a defined class of unknown future insurance companies and their separate accounts and a defined class of unknown future pension plans).

[15]

See e.g., Nationwide Life Insurance Company, et al., Investment Company Act Release Nos. 29337 (July 2, 2010) (notice) and 29369 (July 27, 2010) (order); Jackson National Life Insurance Company of New York, et al., Investment Company Act Release Nos. 29265 (May 10, 2010) (notice) and 29293 (June 3, 2010) (order); Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (notice) and 28907 (Sept. 22, 2009) (order); ING USA Annuity & Life Ins. Co., et al., Investment Company Act Release Nos. 28646 (Mar. 13, 2009) (notice) and 28687 (Apr. 3, 2009) (order); Prudential Annuities Life Annuities Life Assurance Corporation, et al., Investment Company Act Release Nos. 28354 (Aug. 8, 2008) (notice) and 28373 (Sept. 3, 2008) (order); Cuna Mutual Insurance Society, et al., Investment Company Act Release Nos. 28181 (Mar. 4, 2008) (notice) and 28232 (Apr. 1, 2008) (order); Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (notice) and 27979 (Sept. 25, 2007) (order); Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 27603 (Dec. 19, 2006) (notice) 27660 (Jan. 16, 2007) (order); Merrill Lynch Life Insurance Co., et al., Investment Company Act Release Nos. 27468 (Aug. 28, 2006) (notice) and 13273 (Sept. 26, 2006) (order); IDS Life Insurance Co., et al., Investment Company Act Release Nos. 27478 (Sept. 8, 2006) (notice) and 27510 (Oct. 4, 2006) (order) (exemption to permit applicants and future accounts and future underwriters to recapture certain credits applied to premium payments under current and future contracts); Merrill Lynch Life Insurance Co., Investment Company Act Release Nos. 27468 (Aug. 28, 2006) (notice) and 27498 (Sept. 26, 2006) (order) (same); ING USA Annuity and Life Co., et al., Investment Company Act Release Nos. 27393(June 13, 2006) (notice) and 27420 (July 10, 2006) (order) (same); Principal Life Insurance Co., et al., Investment Company Act Release Nos. 26743 (Feb. 1, 2005) (order) and 26716 (Jan. 3, 2005) (notice) (same); Merrill Lynch Life Insurance Co., et al., Investment Company Act Release Nos. 26726 (Jan. 21, 2005) (order) and 26712 (Dec. 21, 2004) (notice); Midland National Life Insurance Co., et al., Investment Company Act Release Nos. 26321 (Jan. 12, 2004) (order) and 26314 (Dec. 18, 2003) (notice). ReliaStar Life Insurance Co., et al., Investment Company Act Release Nos. 25875 (Dec. 23, 2002) (notice) and 25910 (Jan. 22, 2003) (order) (same); Golden American Life Insurance Co., et al., Investment Company Act Release Nos. 25247 (Oct. 30, 2001) (notice) and 25300 (Nov. 27, 2001) (order) (same); Hartford Life Insurance Co., et al., Investment Company Release Nos. 24639 (Sept. 11, 2000) (notice) and 24683 (Oct. 10, 2000) (order) (same); Provident Mutual Life Insurance Co., et al., Investment Company Act Release Nos. 24620 (Aug. 24, 2000) (notice) and 24644 (Sept. 19, 2000) (order) (same).

representation about the Credit Enhancement feature will be equally true of any Future Contracts. Applicants also represent that each material representation made by them about the Separate Account and SFS will be equally true of Future Accounts and Future Underwriters, to the extent that such representations relate to the issues discussed in this Application. In particular, each Future Underwriter will be registered as a broker-dealer under the Securities Exchange Act of 1934 and be a member of FINRA.

D.	Conclusion

Applicants submit that recapture of the proposed Credit Enhancement involves none of the abuses to which provisions of the 1940 Act and rules thereunder are directed. The contract owner will always retain the investment experience attributable to the Credit Enhancement and will retain the principal amount in all cases except under the circumstances described herein. Further, Minnesota Life should be able to recapture such Credit Enhancement to limit potential losses associated with such Credit Enhancements.

Accordingly, Applicants request an order from the Commission pursuant to Section 6(c) of the 1940 Act to exempt Applicants with respect to: (1) the Contracts, (2) Future Accounts that support the Contracts, and (3) Future Underwriters from Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, to the extent necessary to permit Applicants to recapture all or a portion of the Credit Enhancements (previously applied to purchase payments under the Contracts):

(i)	in the event a contract owner exercises his or her right to cancellation/ “free look” right;

(ii)	if the Credit Enhancements were added to the Contract within 12 months prior to the date any amounts are paid out as a death benefit; and

(iii)	if the Credit Enhancements were added to the Contract within 12 months prior to the date of annuitization or partial annuitization of the contract.

Based upon the foregoing, Applicants submit that the provisions for recapture of Credit Enhancements under the Contracts does not violate Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, and that the requested relief therefrom is consistent with the standards set forth in Section 6(c) of the 1940 Act. Applicants submit that the exemptions requested are necessary or appropriate in the public interest, consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and also consistent with and supported by Commission precedent, and that, therefore, the Commission should grant the requested order.

IV.	PROCEDURAL MATTERS

A.	Communications

Please direct all written and oral communications concerning this Application and the Notice and Order to:

Daniel P. Preiner, Counsel

Minnesota Life Insurance Company

400 Robert Street North

St. Paul, Minnesota 55101

Telephone: (651) 665-4145

B.	Authorizations

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of each Applicant is fully authorized to do so. A Verification required by Rule 0-2(d) under the 1940 Act with respect to the filing of this Application by each Applicant is attached. Pursuant to Rule 0-2(c) under the 1940 Act, the resolutions authorizing the officers of each Applicant to sign and file the Application were previously filed as Exhibits A and B to the original Application filed on May 23, 2013.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, Minnesota Life Insurance Company has caused this Application to be duly signed on its behalf and on behalf of Variable Annuity Account, its separate account, in the City of St. Paul and State of Minnesota on the 9th day of August, 2013.

MINNESOTA LIFE INSURANCE COMPANY

VARIABLE ANNUITY ACCOUNT (OF
MINNESOTA LIFE INSURANCE COMPANY)

By:	/s/ Gary R. Christensen
Gary R. Christensen
Senior Vice President, General Counsel and Secretary

VERIFICATION

State of Minnesota	)
	)	ss:
County of Ramsey	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated August 9, 2013, for and on behalf of Minnesota Life Insurance Company (“Minnesota Life”) (acting both for itself and as depositor of its separate account, Variable Annuity Account); that he is the Senior Vice President, General Counsel and Secretary of Minnesota Life; and that all action by the members of the Board of Directors of Minnesota Life necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By:	/s/ Gary R. Christensen
Gary R. Christensen
Senior Vice President, General Counsel and Secretary

Subscribed and sworn to before me this 9th day of August, 2013.

/s/ Tamela M. Young
Notary Public - Minnesota
My Commission expires Jan. 31, 2016

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, Securian Financial Services, Inc., has caused this Application to be duly signed on its behalf in the City of St. Paul and State of Minnesota on the 9th day of August, 2013.

SECURIAN FINANCIAL SERVICES, INC.

By:	/s/ George I. Connolly
George I. Connolly
President and Chief Executive Officer

VERIFICATION

State of Minnesota	)
	)	ss:
County of Ramsey	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated August 9, 2013, for and on behalf of Securian Financial Services, Inc. (“SFS”); that he is President and Chief Executive Officer of SFS; and that all action by the members of the Board of Directors of SFS necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By:	/s/ George I. Connolly
George I. Connolly
President and Chief Executive Officer

Subscribed and sworn to before me this 9th day of August, 2013.

/s/ Tamela M. Young
Notary Public - Minnesota
My Commission expires Jan. 31, 2016

EXHIBIT LIST

A.	Certified Resolution of Board of Directors of Minnesota Life Insurance Company establishing authorization to file this Application on behalf of Minnesota Life Insurance Company and Variable Annuity Account, adopted February 17, 2007 (incorporated herein by reference from Applicant’s original Application, dated May 23, 2013, for an amended order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940 (File No. 812-14158)).

B.	Certified Resolution of Board of Directors of Securian Financial Services, Inc. establishing authorization to file this Application on behalf of Securian Financial Services, adopted February 1, 2007 (incorporated herein by reference from Applicant’s original Application, dated May 23, 2013, for an amended order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940 (File No. 812-14158)).